UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended DECEMBER 31, 2006
OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
Commission file number: 0-49807
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
WASHINGTON GAS LIGHT COMPANY
SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WGL Holdings, Inc.
101 Constitution Avenue, N.W.
Washington, D.C. 20080

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN

-i-

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrators
Washington Gas Light Company Savings Plan
Washington, D.C.
We have audited the accompanying statements of net assets available for benefits of the Washington Gas Light Company Savings Plan (Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Mitchell & Titus, LLP
Washington, D.C.
June 28, 2007

Washington Gas Light Company Savings Plan
Statements of Net Assets Available for Benefits
As of December 31,

	2006	2005
Assets
Investments at fair value	$133,916,767	$122,742,996
Participant Loans	1,936,851	1,874,782

Total Assets	135,853,618	124,617,778

Net Assets Available for Benefits	$135,853,618	$124,617,778

The accompanying notes are an integral part of these statements.

Washington Gas Light Company Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31,

	2006	2005
Net Assets Available for Benefits Beginning of Year	$124,617,778	$120,919,945

Additions:

Contributions
Employee	5,101,620	5,249,899
Employer	2,150,705	2,075,999
Interest	114,581	120,998
Dividends	4,562,213	2,892,642
Realized Gain	1,883,095	1,244,833
Unrealized Gain	7,223,424	4,521,220
Plan-to-Plan Transfers	1,040,354	3,345,687

Total Additions	22,075,992	19,451,278

Deductions:

Withdrawals	(10,834,478)	(15,750,014)
Fees	(5,674)	(3,431)

Total Deductions	(10,840,152)	(15,753,445)

Net Increase	11,235,840	3,697,833

Net Assets Available for Benefits End of Year	$135,853,618	$124,617,778

The accompanying notes are an integral part of these statements.

WASHINGTON GAS LIGHT COMPANY
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Note 1—Significant Accounting Policies
     Basis of Accounting
     The financial statements of the Washington Gas Light Company Savings Plan (Savings Plan or Plan) are reported using the accrual basis of accounting.
     Estimates
     In conformity with accounting principles generally accepted in the United States of America, the preparation of the financial statements requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.
     Investment Valuation and Income Recognition
     Investment alternatives in the Plan, excluding the SSgA funds and the WGL Holdings, Inc. Common Stock Fund are recorded at quoted market prices. The SSgA funds are recorded at estimated fair value based on the net asset value of the units of the funds. The units of the WGL Holdings, Inc. Common Stock Fund are valued daily based on the quoted market price of the common shares of WGL Holdings, Inc. plus any cash held by the fund. The Schedule of Assets (Held at End of Year), which follows the Notes to Financial Statements, reflects the cost and fair value of the Plan investments as of December 31, 2006.
     Participant loans are valued at cost, which approximate fair value. Interest and dividend income from investments are accrued (on the ex-dividend date for dividends) and allocated to participants based upon participants’ proportionate investment in each fund. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported using the historical cost based on a first-in, first-out methodology.
     Distributions
     Distributions are recorded when paid.

WASHINGTON GAS LIGHT COMPANY
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Note 2—Description of the Savings Plan
     The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Effective January 18, 2005, the Plan Administrators appointed CitiStreet LLC as the service provider for the Plan and State Street Bank and Trust Company as the trustee for the Plan. These entities replaced Putnam Fiduciary Trust Company (Putnam) who was previously both the service provider and trustee for the Plan. The Plan Administrators also approved changes in the investment alternatives in which participants may elect to invest their assets under the Plan.
     Eligibility
     Management employees of Washington Gas Light Company (the Company) and certain of its affiliates are eligible to participate in the Savings Plan on the date that they become an employee.
     Contributions
     The Savings Plan permits employees to contribute on both an after-tax and pre-tax basis. Contributions that are made on a pre-tax basis to the Savings Plan, up to $15,000 in 2006 (or 50% of base compensation, whichever is less), are not reported as gross income on participating employees’ Federal income tax returns for the year in which the contributions are made. The Company contributes as a pre-tax matching contribution 100% of the first 4% of an employee’s pre-tax contribution. (Employees who are age 50 or older may contribute an additional $5,000 in 2006 on a pre-tax basis, however there is no employer match for these contributions.) These contributions reduce the amount of the employee’s income subject to income tax withholding, and are generally taxable when they are withdrawn or distributed to the participating employee.
     Dividends, interest and other income attributable to employee contributions under the Savings Plan are not taxable to the participating employee when received by the Trustee and credited to the employee’s account. These amounts are generally taxable when they are withdrawn or distributed to the participating employee.
     Under the after-tax provision of the Savings Plan, employees may contribute as a basic (match-qualifying) contribution up to 4% of their base compensation (as defined in the Plan document). The Company contributes as an after-tax matching contribution 100% of the first 3% of an employee’s after-tax basic contribution. The Plan also includes an after-tax provision for voluntary contributions. Under this provision, employees may contribute up to 10% of base compensation on an after-tax basis. There is no employer match for voluntary contributions. Accordingly, on an after-tax basis, employees may contribute up to 14% of base compensation.
     Employees may not contribute more than 50% of their total base compensation in pre-tax and after-tax contributions subject to the dollar limits described above. For employees contributing under both the pre-tax and after-tax portions, match-qualifying contributions are considered made under the pre-tax provision of the Savings Plan. The Company may, at its discretion, make an additional contribution to those participants who are employed by the Company at the end of the plan year. In addition, the Company may, at its discretion, make additional matching contributions on behalf of certain non-highly paid participants in order to satisfy the non-discrimination requirements of the Internal Revenue Code.

WASHINGTON GAS LIGHT COMPANY
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
     The Savings Plan allows employees to make rollover contributions of funds from other similar qualified plans from previous employers. The rollover contributions must satisfy the requirements of the Internal Revenue Code.
     Vesting
     Employees are 100% vested at all times in the amounts credited to their accounts.
     Investment Alternatives
     The following is a description of each investment offered to participants at December 31, 2006. With the exception of the description for WGL Holdings, Inc. Common Stock Fund, the description for each fund was derived from materials published by the fund sponsor. Such descriptions should be read in conjunction with the prospectus of the fund. Information on WGL Holdings, Inc. can be obtained from the annual and quarterly reports of WGL Holdings, Inc. filed with the Securities and Exchange Commission.
Large Cap Growth Fund (American Funds Growth Fund of America)—Seeks growth of capital by primarily investing in common stocks that represent long-term investment opportunities.
International Fund (Fidelity Advisor Diversified International Fund)—Seeks capital growth by investing primarily in the common stock of non-U.S. companies, and allocating country and region investments relative to the size of the international market as a whole.
Stable Value Fund (SSgA Principal Accumulation Return Fund)—Seeks to preserve principal while maintaining a rate of return comparable to other similar fixed income investments without market fluctuations. The fund invests primarily in high quality investment contracts and other short-term investment products.
Large Cap Value Fund (Van Kampen Growth and Income Fund)—Seeks income and long-term growth of capital. The fund focuses on investing in income-producing equity securities, including common stocks and convertible securities of larger established companies.
Small Cap Blend Fund (Royce Low-Priced Stock Fund)—Seeks long-term growth of capital by investing primarily in low-priced equity securities of small- and micro-cap companies.
Conservative Asset Allocation Fund (SSgA Conservative Strategic Balanced Fund)—Seeks income and a moderate level of capital appreciation. The majority of this fund’s holdings are in fixed-income investments.
Moderate Asset Allocation Fund (SSgA Moderate Strategic Balanced Fund)—Seeks capital appreciation with some income for stability. This fund has approximately equal holdings of both equity securities and fixed-income investments.
Aggressive Asset Allocation Fund (SSgA Aggressive Strategic Balanced Fund)—Seeks capital appreciation. The majority of this fund’s holdings are in equity securities.

WASHINGTON GAS LIGHT COMPANY
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Large Cap Blend Fund (SSgA S&P 500 Index Fund)—Seeks to replicate the returns and characteristics of the Standard and Poor’s (S&P) 500 Index, by investing in all 500 stocks that make up the index in proportion to their weightings.
Fixed Income Fund (TCW Galileo Total Return Bond Fund)—Seeks to maximize current income and achieve above average total returns over a full market cycle by investing primarily in fixed income securities that are largely mortgage-backed.
Mid Cap Blend Fund (TCW Galileo Value Opportunities Fund)—Seeks long-term capital appreciation. The majority of the Fund’s investments are in companies with market capitalizations, at the time of acquisition, within the capitalization range of companies comprising the Russell Mid Cap Value Index.
WGL Holdings, Inc. Common Stock Fund—Invests only in the common stock of WGL Holdings, Inc. which is purchased by the fund at a public sale on the New York Stock Exchange. All cash dividends paid on the underlying shares in this investment are invested in the unitized WGL Holdings, Inc. Common Stock Fund.
     Distributions
     When an employee retires or otherwise terminates employment with the Company due to disability or death, the employee (or employee’s beneficiary where termination is due to death) is eligible to receive his/her contributions, Company contributions made to the employee’s account, plus interest and dividends earned to the latest valuation date on both amounts. The employee (or employee’s beneficiary) may elect to receive the distribution in either a lump sum or annual payments not to exceed ten years or such longer period as may be permitted by the required minimum distribution rules. When an employee terminates employment for reasons other than retirement, disability or death, the employee (or employee’s beneficiary) is eligible to receive his/her contributions, Company contributions made to the employee’s account, plus interest and dividends earned to the latest valuation date on both amounts as a lump-sum distribution.
     In-Service Withdrawals
     Participants can make withdrawals of after-tax employee contributions, rollover contributions and matured Company contributions (as defined in the Plan document) once every six months. Participants can make withdrawals of pre-tax contributions in the event of financial hardship (as defined in the Plan document) or after attaining age 59-1/2.
     Loans
     The pre-tax feature of the Savings Plan includes loan provisions to provide additional liquidity to participants. Repayment of loans, including applied interest, cannot exceed five years with the exception of loans for the purchase of the participant’s primary residence, in which case the repayment period cannot exceed 25 years. The outstanding balances of loans made to participants are shown on the Statements of Net Assets Available for Benefits as the Loan Fund.

WASHINGTON GAS LIGHT COMPANY
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
     Administration
     The Savings Plan is administered by the Vice President, Human Resources and Organizational Development, and the Vice President and Chief Financial Officer of the Company.
     A separate account is maintained for each participant in the Savings Plan. A participant’s contribution, as well as the corresponding Company contribution, is credited directly to his/her individual account. Investment earnings are allocated to participants’ accounts in accordance with the Savings Plan. Earnings on the accounts are determined on an accrual basis and include any realized or unrealized gains or losses. The Company has retained an outside firm as recordkeeper to maintain participants’ accounts and to record contributions and allocate earnings to the participants in accordance with the Savings Plan.
     Amendment or Termination
     The Savings Plan may be amended or terminated by the Company at any time, for any lawful reason, without advance notice. Upon termination, all amounts credited to participants will be distributed in accordance with the provisions of the Savings Plan.
     Plan Transfers
     Throughout the year, certain participants of the Washington Gas Light Company Capital Appreciation Plan (CAP) became eligible to participate and transfer their balances into the Plan. For the years ended, December 31, 2006 and 2005, $1,040,354 and 3,345,687 was transferred from the CAP into this Plan, respectively.
Note 3—Tax Status
     The Savings Plan obtained its latest determination letter on March 5, 2003, in which the Internal Revenue Service stated that the Plan, as amended and restated effective January 1, 2001, is in compliance with applicable requirements under the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan Administrators and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable qualification requirements of the Internal Revenue Code. Thus, no provision for income taxes has been included in the financial statements.
Note 4—Savings Plan Expenses
     Substantially all administrative expenses of the Savings Plan, excluding fees for the audit of the Plan’s financial statements, were paid by the Plan.
Note 5—Plan Amendments
     The Plan was amended on December 22, 2004 and April 5, 2005 to reflect certain Plan design changes and to comply with the new requirements for the automatic rollover of certain cash-out distributions. Effective January 1, 2005, as part of the December 22, 2004 plan amendment, participants that have a change in employment status within the Company between a union-eligible employee and a management employee may elect to transfer their entire benefit between the Company’s Capital Appreciation Plan and the Company’s Savings Plan. The Plan was amended on December 8, 2006, to include several technical changes to nondiscrimination testing, salary deferrals, and matching and post-tax employee contributions under Sections 401(k) and (m) of the Internal Revenue Code. These changes were effective January 1, 2006.

WASHINGTON GAS LIGHT COMPANY
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Note 6—Investments
     The Saving Plan’s investments are held by a trustee. The fair value of the investments, including those investments that represent 5% or greater of the Plan’s beginning net assets, are as follows as of December 31 of the applicable year:

Description of Assets	2006	2005
American Funds Growth Fund of America	$29,993,184	$28,832,071
Fidelity Advisor Diversified International Fund	10,416,316	7,483,008
Royce Low-Priced Stock Fund	7,027,076	—
SSgA Aggressive Strategic Balanced Fund*	6,730,786	—
SSgA PAR Fund*	28,834,798	27,961,468
Van Kampen Growth and Income Fund	22,486,168	21,044,067
WGL Holdings, Inc. Common Stock Fund*	12,394,338	12,163,797

Total 5% or Greater of Net Assets	117,882,666	97,484,411

Royce Low-Priced Stock Fund	—	4,844,752
SSgA Conservative Strategic Balanced Fund*	2,232,350	2,243,153
SSgA Moderate Strategic Balanced Fund*	5,432,796	5,110,700
SSgA Aggressive Strategic Balanced Fund*	—	5,820,003
SSgA S&P 500 Index Fund*	4,296,121	3,520,866
TCW Galileo Total Return Bond Fund	2,809,636	2,955,867
TCW Galileo Value Opportunities Fund	1,263,198	763,244

Total Investments	$133,916,767	$122,742,996

*	Party-in-interest (see Note 8).

WASHINGTON GAS LIGHT COMPANY
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
     The following presents both the realized and unrealized gains and losses that resulted in an overall net appreciation of the Savings Plan investments:
Appreciation/(Depreciation) of Assets

Realized Gain/(Loss)	2006	2005
Royce Low-Priced Stock Fund	$85,741	$25,443
TCW Galileo Value Opportunities Fund	(1,093)	14,358
SSgA S&P 500 Index Fund*	78,509	30,487
Fidelity Advisor Diversified International Fund	116,395	27,846
American Funds Growth Fund of America	593,951	134,578
SSgA PAR Fund*	317,935	108,921
TCW Galileo Total Return Bond Fund	(9,885)	(11,287)
SSgA Conservative Strategic Balanced Fund*	13,545	(1,624)
SSgA Moderate Strategic Balanced Fund*	51,978	33,033
SSgA Aggressive Strategic Balanced Fund*	94,347	13,618
Van Kampen Growth and Income Fund	140,775	128,828
WGL Holdings, Inc. Common Stock Fund*	400,897	619,622
Fidelity Equity Income Fund	—	92,786
Fidelity Low-Priced Stock Fund	—	220,745
Putnam New Opportunities Fund*	—	(130,280)
Putnam Voyager Fund*	—	(206,975)
T-Rowe Price International Stock Fund	—	32,026
Putnam Conservative Portfolio*	—	137
Putnam Balanced Portfolio*	—	19,942
Putnam Growth Portfolio*	—	32,270
Vanguard Total Bond Market Index Fund	—	(1,475)
Vanguard 500 Index Fund	—	61,834

Total Realized Gain	$1,883,095	$1,244,833

WASHINGTON GAS LIGHT COMPANY
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Unrealized Gain/(Loss)	2006	2005
Royce Low-Priced Stock Fund	$250,589	$199,888
TCW Galileo Value Opportunities Fund	7,905	(15,486)
SSgA S&P 500 Index Fund*	484,328	191,484
Fidelity Advisor Diversified International Fund	466,047	776,815
American Funds Growth Fund of America	1,214,171	3,395,943
SSgA PAR Fund*	953,287	1,065,007
TCW Galileo Total Return Bond Fund	22,298	(46,848)
SSgA Conservative Strategic Balanced Fund*	128,375	66,190
SSgA Moderate Strategic Balanced Fund*	463,517	240,756
SSgA Aggressive Strategic Balanced Fund*	774,166	392,359
Van Kampen Growth and Income Fund	1,374,487	466,754
WGL Holdings, Inc. Common Stock Fund*	1,084,254	(472,124)
Fidelity Equity Income Fund	—	(526,710)
Fidelity Low-Priced Stock Fund	—	(402,107)
Putnam New Opportunities Fund*	—	(215,702)
Putnam Voyager Fund*	—	(106,199)
T-Rowe Price International Stock Fund	—	(138,630)
Putnam Conservative Portfolio*	—	(14,121)
Putnam Balanced Portfolio*	—	(76,745)
Putnam Growth Portfolio*	—	(110,065)
Vanguard Total Bond Market Index Fund	—	1,385
Vanguard 500 Index Fund	—	(150,624)

Total Unrealized Gain	7,223,424	4,521,220

Net Appreciation of Assets	$9,106,519	$5,766,053

*	Party-in-interest (see Note 8).
     Realized and unrealized gains and losses for the year ended December 31, 2005 include activity from the investments held by Putnam before they were transferred to the new trustee, State Street Bank and Trust Company, on January 18, 2005.
Note 7—Risks and Uncertainties
     The Plan invests in various investment securities. Investment securities are exposed to interest-rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Note 8—Related-Party Transactions
     Certain Plan investments are units of mutual funds and other types of securities managed by State Street Global Advisors, the investment management division of State Street Bank and Trust Company. State Street Bank and Trust Company is the trustee (as defined in the Plan document)

WASHINGTON GAS LIGHT COMPANY
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
and, therefore, these transactions qualify as party-in-interest transactions. Prior to January 18, 2005, certain Plan investments were shares of mutual funds managed by Putnam Investments, Inc., the parent company of Putnam. Putnam was the trustee (as defined in the Plan document) and, therefore, these transactions qualified as party-in-interest transactions. Additionally, as the Plan holds investments in the common stock of WGL Holdings, Inc., these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2006
EIN: 53-0162882
Plan No: 003

			Percent of Net
	Account		Assets Available
	Balance		for Benefits at
Name of Issuer	at Cost	Current Value	End of Year
SSgA PAR Fund (@$10.89/Unit)*	$26,816,500	$28,834,798	21%
TCW Galileo Total Return Bond Fund (@$9.81/Share)	2,834,188	2,809,636	2%
SSgA Conservative Strategic Balanced Fund (@$11.08/Unit)*	2,037,785	2,232,350	2%
SSgA Moderate Strategic Balanced Fund (@$11.72/Unit)*	4,728,523	5,432,796	4%
SSgA Aggressive Strategic Balanced Fund (@$12.37/Unit)*	5,564,262	6,730,786	5%
Van Kampen Growth & Income Fund (@$22.08/Share)	20,644,930	22,486,168	17%
SSgA S&P 500 Index Strategy Fund (@$24.95/Unit)*	3,620,289	4,296,121	3%
American Funds Growth Fund of America (@$32.66/Share)	25,383,059	29,993,184	22%
TCW Galileo Value Opportunities Fund (@$22.25/Share)	1,270,779	1,263,198	1%
Royce Low-Priced Stock Fund (@$16.83/Share)	6,576,598	7,027,076	5%
Fidelity Advisor Diversified International Fund (@$22.78/Share)	9,173,438	10,416,316	8%
WGL Holdings, Inc. Common Stock (@$11.83/Share)* a/	8,954,840	12,394,338	9%
Participant Loans (interest rate range of 4.75% to 8.44%)	1,936,851	1,936,851	1%

Total	$119,542,042	$135,853,618	100%

* Party-in-interest (see Note 8).

a/ These investments comprise the WGL Holdings, Inc. Common Stock Fund.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WASHINGTON GAS LIGHT COMPANY
SAVINGS PLAN

Date: June 29, 2007	/s/ Vincent L. Ammann, Jr.
Vincent L. Ammann, Jr. (Plan Administrator)
Vice President and Chief Financial Officer
Washington Gas Light Company

Date: June 29, 2007	/s/ William Zeigler, Jr.

William Zeigler, Jr. (Plan Administrator)
Vice President, Human Resources and
Organizational Development
Washington Gas Light Company